UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BreitBurn Energy Partners L.P.

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

106776107

(CUSIP number)

05/11/2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 106776107	13G	Page 2 of 10

1.	Name of reporting person Marshall R. Young Oil Co.
2.	Check the appropriate box if a member of a group* (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 3,619,901
	6.	Shared voting power 0
	7.	Sole dispositive power 3,619,901
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 3,619,901
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 6.8%
12.	Type of reporting person CO

CUSIP NO. 106776107	13G	Page 3 of 10

1.	Name of reporting person Estate of William K. Young
2.	Check the appropriate box if a member of a group* (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 3,619,901
	6.	Shared voting power 0
	7.	Sole dispositive power 3,619,901
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 3,619,901
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 6.8%
12.	Type of reporting person OO

CUSIP NO. 106776107	13G	Page 4 of 10

1.	Name of reporting person Shannon Y. Ray
2.	Check the appropriate box if a member of a group* (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 3,619,901
	6.	Shared voting power 0
	7.	Sole dispositive power 3,619,901
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 3,619,901
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 6.8%
12.	Type of reporting person IN

CUSIP NO. 106776107	13G	Page 5 of 10

1.	Name of reporting person George M. Young, Sr.
2.	Check the appropriate box if a member of a group* (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 3,619,901
	6.	Shared voting power 0
	7.	Sole dispositive power 3,619,901
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 3,619,901
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 6.8%
12.	Type of reporting person IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1	(a)	Name of Issuer:

BreitBurn Energy Partners L.P.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

515 South Flower Street, Suite 4800 Los Angeles, CA 90071

Item 2	(a)	Name of Person Filing:

Marshall R. Young Oil Co.

Estate of William K. Young

Shannon Y. Ray

George M. Young, Sr.

Item 2	(b)	Address of Principal Business Office:

Marshall R. Young Oil Co. 1320 S. University Drive, No. 400 Fort Worth, Texas 76107

Estate of William K. Young Shannon Y. Ray, Independent Executrix 1320 S. University Drive, No. 400 Fort Worth, Texas 76107

Shannon Y. Ray 1320 S. University Drive, No. 400 Fort Worth, Texas 76107

George M. Young, Sr. 1320 S. University Drive, No. 400 Fort Worth, Texas 76107

Item 2	(c)	Citizenship:

Marshall R. Young Oil Co.: Delaware

Estate of William K. Young: Texas

Shannon Y. Ray: United States of America

George M Young, Sr.: United States of America

Item 2	(d)	Title of Class of Securities:

Common Units Representing Limited Partner Interests

Item 2	(e)	CUSIP Number:

106776107

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ a church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

Marshall R. Young Oil Co. (“MRYOC”) holds 3,619,901 Common Units Representing Limited Partner Interests (“Units”) issued by the Issuer. These Units were transferred to MRYOC by Quicksilver Resources Inc. on May 11, 2010 in a private placement. Computed as of May 10, 2010, these Units constituted 6.8% of the Issuer’s total outstanding units. MRYOC has sole power to vote and to dispose of the 3,619,901 Units held by it.

By reason of their holdings of MRYOC common stock, George M. Young, Sr., the Estate of William K. Young, and Shannon Y. Ray, individually and as Independent Executrix of the Estate of William K. Young, may be deemed beneficial owners of the Units held by MRYOC. In addition, each of George M. Young, Sr., the Estate of William K. Young and Shannon Y. Ray may be deemed to have sole power to vote the Units or to direct the vote of the Units and sole power to dispose of the Units or to direct the disposition of the Units.

George M. Young, Sr. holds 34.0% of the outstanding common stock issued by MRYOC. He is Chairman of MRYOC.

The Estate of William K. Young holds 47.3% of the outstanding common stock issued by MRYOC. Also, the Estate of William K. Young has a right to 50% of the net cash proceeds that MRYOC receives from the investment in the Units. Shannon Y. Ray is the sole Independent Executrix of this Estate and is the President of MRYOC. In addition, she holds 2.0% of the outstanding common stock issued by MRYOC for her own account.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

As described in Item 4, the Estate of William K. Young has a right to 50.0% of the net cash proceeds, including distributions, that MRYOC receives from its investment in the Units.

Pursuant to certain rights granted in 2005, each of three executives of MRYOC, including Shannon Y. Ray, will receive a portion of the cash proceeds MRYOC receives from the Units beneficially owned by MRYOC. In each case, the rights are measured on Units constituting less than 5.0% of the Issuer’s total outstanding common units. These three individuals disclaim beneficial ownership of the Units by reason of this arrangement.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification: Rule 13d-1(c)

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 19, 2010

MARSHALL R. YOUNG OIL CO.

By:	/s/ Shannon Y. Ray, President
Shannon Y. Ray, President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 19, 2010

ESTATE OF WILLIAM K. YOUNG

/s/ Shannon Y. Ray, Independent Executrix
Shannon Y. Ray,
Independent Executrix

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 19, 2010

SHANNON Y. RAY

/s/ SHANNON Y. RAY

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 19, 2010

GEORGE M. YOUNG, SR.

/s/ GEORGE M. YOUNG, SR.

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filling Agreement